FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice Concerning Withdrawal of Shelf Registration Statement and Filing of New Shelf Registration Statement in Japan for the Issuance of New Shares

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 29, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Notice Concerning Withdrawal of Shelf Registration Statement and Filing of New Shelf Registration Statement in Japan for the Issuance of New Shares

Osaka, Japan, June 29, 2021 -- Takeda Pharmaceutical Company Limited (“Company”) announced today that after the Company withdraws the Shelf Registration Statement regarding the issuance of new shares filed on June 24, 2020, it will file a Shelf Registration Statement in Japan regarding the issuance of new shares. The purpose of the filing is to issue shares of common stock of the Company in a timely and flexible manner in association with the continued implementation of a Long Term Incentive Plan (“LTIP”). For details of the LTIP, please refer to “Launch of a New Employee Stock Purchase Plan and Long Term Incentive Plan for Company Group Employees Overseas” released on June 24, 2020.

Purpose of Shelf Registration	Please see above
Class of Securities to Be Offered	Shares of common stock of the Company
Scheduled Issue Period	For the period from the scheduled effective date of the Shelf Registration to the date that is one year after the scheduled effective date (currently scheduled from July 8, 2021 to July 7, 2022)
Scheduled Issue Amount	Up to JPY 92 billion
Use of Proceeds	The issuance of shares of common stock related to the Shelf Registration will be conducted based on the LTIP and is not intended to raise funds
Terms of Offering	To be determined

The scheduled issue amount above is the estimated maximum total of both (1) the number of LTIP units that will vest and (2) the number of LTIP units that will be granted during the scheduled issue period, calculated under certain conditions. Share dilution during the fiscal year ending March 31, 2022, from vesting of the LTIP and the stock grant systems for company group management introduced in 2014 is expected to be less than 0.6% in total.

This announcement has been prepared to publicly disclose the filing of a Shelf Registration Statement in Japan and is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

Media Contacts:
Japanese Media
Ryoko Matsumoto
ryoko.matsumoto@takeda.com
+81 (0) 3-3278-2037

Media outside Japan
Christina Beckerman
christina.beckerman@takeda.com
+1 (908) 581-4133

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.

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